Exhibit 99.5

200 University Ave., Suite 300 Toronto, Ontario M5H 4H1 T 416.361.0930 F 416.342.0590

VIA ELECTRONIC TRANSMISSION

March 26, 2014

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:

AVRUPA MINERALS LTD

Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual General and Special Meeting of Security Holders for the subject issuer:

1

ISIN:

CA05453A1084

CUSIP:

05453A108

2

Date Fixed for the Meeting:

June 4, 2014

3

Record Date for Notice:

April 28, 2014

4

Record Date for Voting:

April 28, 2014

5

Beneficial Ownership Determination Date:

April 28, 2014

6

Classes or Series of Securities that entitle

COMMON

the holder to receive Notice of the Meeting:

7

Classes or Series of Securities that entitle

COMMON

the holder to vote at the meeting:

8

Business to be conducted at the meeting:

Annual General and Special

9

Notice-and-Access:

Registered Shareholders:

NO

Beneficial Holders:

NO

Stratification Level:

NOT APPLICABLE

10

Reporting issuer is sending proxy-related materials

directly to Non-Objecting Beneficial Owners:

YES

11

Issuer paying for delivery to Objecting Beneficial Owners:

NO

Yours truly,

TMX Equity Transfer Services

"  Janet M. Brown  "

Senior Relationship Manager

jbrown@equityfinancialtrust.com